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UNITED STATES	OMB Number: 3235-0145
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Mission Community Bancorp

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

605038108

(CUSIP Number)

January 20, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 605038108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bruce M. Breault

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 37,183

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 37,183

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,183 See Item 4 Below

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) HC

Explanatory Note:  A Schedule 13G should have been filed for Mr. Breault in January 2003 at which time Mr. Breault became the beneficial owner of more than 5% of the Issuer’s issued and outstanding common stock due to the vesting of stock options.  The Schedule 13G was not filed at that time due to an administrative oversight.  This failure to file recently came to light and, accordingly, this Schedule 13G is being filed at this time.  The share ownership reported on this Schedule 13G reflects the ownership by Mr. Breault of the Issuer’s securities as of the date of the filing of this report.    It is noted that Mr. Breault has been a Director and Founding Chairman of the Board of the Issuer since prior to January 2003 and his beneficial ownership of the Issuer’s securities has been reported in the Issuer’s proxy materials

Item 1.
	(a)	Name of Issuer Mission Community Bancorp
	(b)	Address of Issuer’s Principal Executive Offices 581 Higuera Street San Luis Obispo, CA 93401

Item 2.
(a)

Name of Person Filing
The persons filing this statement is Bruce M. Breault referred to herein as the "Reporting Person."  Mr. Breault is a Director of Mission Community Bancorp, and its subsidiary, Mission Community Bank.

	(b)	Address of Principal Business Office or, if none, Residence The address of the Reporting Persons is 581 Higuera Street, San Luis Obispo, CA 93401.
	(c)	Citizenship Bruce M. Breault is a citizen of the United States of America.
	(d)	Title of Class of Securities Common Stock, no par value.
	(e)	CUSIP Number 605038108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: Bruce M. Breault Individual Retirement Account – 21,250 Shares Bruce M. Breault – 15,933
(b) Percent of class: 5.4%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Bruce M. Breault – 37,183
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 37,183
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund, or endowment fund is not required.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

8/27/07
Date
/s/ Bruce M. Breault
Signature
Bruce M. Breault
Name/Title